June 22, 2003

VIA EDGAR

Securities and Exchange Commission 450 Fifth Street, N.W. Judiciary Plaza Washington, D.C. 20549

Re: NPTest, Inc. Registration Statement on Form S-1 (333-88710)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, NPTest, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-88710), together with all amendments and exhibits thereto (the “Registration Statement”).

The Registrant is requesting such withdrawal because of conditions in the securities markets. No shares of the Registrant’s common stock have been issued or sold under the Registration Statement. The Registrant may undertake a subsequent private offering of its securities in reliance on Rule 155(c) promulgated under the Securities Act or otherwise.

If you have any questions with respect to this letter, please call the undersigned at (408) 586-8200.

Very truly yours,

/s/ Roland Ewubare Roland Ewubare Secretary and Corporate Counsel, NPTest, Inc.